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                                August 9, 2021

       Spenser Skates
       Chief Executive Officer
       Amplitude, Inc.
       631 Howard Street, 5th Floor
       San Francisco, CA 94105

                                                        Re: Amplitude, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 26,
2021
                                                            CIK No. 0001866692

       Dear Mr. Skates:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our
       July 19, 2021 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Risks Related to Ownership of our Class A Common Stock
       Our listing differs significantly from an underwritten initial public offering, page 42

   1. Please replace the first two sentences of this risk factor with the sentence: "Prior to the opening of trading on
the Nasdaq Select Global Market, there will be no book building process and no price at
which underwriters initially sell shares to the public..." in order to properly focus the risk
on the underwriting activities that will not be present.
       Capitalization, page 62

   2.                                                   The capitalization
table discloses that there are no preferred shares authorized, issued, and
 Spenser Skates
FirstName
Amplitude,LastNameSpenser  Skates
           Inc.
Comapany
August     NameAmplitude, Inc.
       9, 2021
August
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FirstName LastName
         outstanding on an actual basis as of June 30, 2021. As the Existing Preferred Stock
         Conversion is included as an adjustment for the pro forma capitalization disclosures, please revise to disclose the actual preferred share information as of June 30, 2021.
Management's Discussion and Analysis for Financial Conditions and Results of Operations
Key Business Metrics, page 67

3. We note the revised disclosure in response to prior comment 1. Please explain to us why you believe disclosing the dollar-based net retention rate for customers with ARR greater than $100,000 would not provide material additional information to investors. In this regard, we note the significance of customers with greater than $100,000 ARR as a percentage of total ARR and the significant difference between the previously disclosed dollar-based net retention rate for such customers compared to total paying customers as of December 31, 2020. In your response, please tell us the dollar-based net retention rate for customers with greater than $100,000 ARR as of December 31, 2019 and June 30,
         2021.
Description of Capital Stock
Equity Award Amendment, page 162

4. Your revised disclosure states that the holders of Class A common stock, which was received as a result of the Equity Award Amendment, will have the right to exchange on one occasion such shares for Class B common stock. Please revise to clarify what is meant by "on one occasion." Ensure your disclosures address whether this refers to a pre-
         defined time period as well as any other restrictions related to the holders right to exchange aside from until such time as the Class A shares are transferred. Also, please clarify whether a holder can choose to exchange only a portion of the Class A common stock and if so, whether that will impact their ability to exchange any remaining Class A shares. Lastly, disclose whether the right to exchange the Class A shares is conveyed if the
         Class A common stock is transferred to a permitted transferee.
Plan of Distribution, page 175

5. Please disclose which specific Nasdaq rule provision requires Nasdaq to consult with
         Morgan Stanley and the other financial advisors when conducting its price validation checks and clarify the type of guidance Nasdaq may seek from Morgan Stanley and the other financial advisors when conducting its price validation checks on the day of listing.
Note 5. Stockholder's Deficit and Equity Incentive Plans, page F-20

6. We note that during 2019 and 2020 you facilitated secondary transactions with select executives in which common stock was sold above fair value. In addition, we note that you removed disclosure on pages 153 and 154 regarding certain
Stock
         Transfer Agreements in fiscal 2019 and December 2020. With regards to each of the secondary transactions for which you recorded compensation expense during fiscal 2019
 Spenser Skates
Amplitude, Inc.
August 9, 2021
Page 3
      and 2020, including any such transactions to date in fiscal 2021, please describe for us the extent of your involvement in such sales. Also, tell us whether you helped arrange the transaction, whether the secondary transaction was concurrent with or a condition to a sale of other financial instruments by the company to the third party, how the per share purchase price was determined, the amount of compensation expense related to the transaction, and whether the third party purchaser had a pre-existing economic interest in the company at the time of the secondary transaction.
Restricted Stock Units, page F-24

7. Your revised disclosure in response to prior comment 17 states that the liquidity event includes a change in control or an initial public offering of the company's securities.
      Please revise to clarify what is meant by "the initial public offering" for purposes of satisfying the performance condition for your restricted stock units. Also, ensure you address whether a direct listing the company's Class A common stock meets the definition of an initial public offering for vesting purposes. Consolidated Financial Statements
Note 11. Subsequent Events, page F-30

8. We note from your response to prior comment 18 that you intend to include stock-
      based awards granted during the six months ended June 30, 2021 in your interim period financial statements when provided. To the extent you grant additional awards after such date, please ensure you disclose those grants and the expected financial impact in your subsequent event footnote, if material. In this regard, it is unclear how you assessed the significance of unrecognized compensation expense on future periods for the grants addressed in your response. In your response, please provide us with the aggregate grant date fair value and unrecognized stock-based compensation expense for all awards granted subsequent to June 30, 2021. Refer to ASC 855-10-50-2.
       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameSpenser Skates
                                                            Division of
Corporation Finance
Comapany NameAmplitude, Inc.
                                                            Office of
Technology
August 9, 2021 Page 3
cc:       Tad J. Freese, Esq.
FirstName LastName